FORM 51-102F3

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC, V6M 2A3

Item 2: Date of Material Change:

August 30, 2010.

Item 3: News Release:

A news release dated & issued on August 30, 2010 was disseminated through Canada News Wire.

Item 4: Summary of Material Change:

Pacific North West Capital Corp. updates exploration activities and proposed exploration activities for its Rock & Roll polymetallic property in British Columbia.

Item 5: Full Description of Material Change:

The 2010 Rock and Roll exploration program will commence in September and will focus primarily on re-sampling the old drill core and geological mapping and prospecting that will target airborne conductors (K, L, M, N and P on figures below), geological targets, overburden sampling and MMI geochem results. The field work will be supported by further compilation of data from the 1990-97 programs. The 2010 program will also include the completion of an updated NI43-101 report with resource estimate.

The Rock & Roll Project hosts precious metals rich, volcanogenic massive sulphide mineralization in a volcano-sedimentary host rock package. The mineralization shows similarities to the gold and silver rich mineralization of Barrick Gold’s past producing Eskay Creek mine.

Mineralization on the Rock and Roll Property occurs in multiple stacked sulphide lenses in two zones, the Black Dog and SRV zones, over a strike length of approximately 950 m. A total of approximately 14,000 metres of core drilling in 110 drill holes was completed on the property from 1991 to 1997. Only six drill holes tested the host stratigraphy outside of the known mineralization, but at least 5 km of strike length of the prospective lithologies is present on the Property.

In 2009, PFN conducted a drilling program consisted of a total of 540 metres of core drilling in five holes.

Highlights of the 2009 drilling program includes intersections up to 1.31 g/t gold, 296.2 g/t silver, 0.46% copper, 1.25% lead, and 3.99% zinc over 3.14 metres in drill hole RR09-107.

The Black Dog zone hosts an historic, non-NI 43-101 compliant, indicated resource of 580,544 tonnes grading 2.4 g/t gold, 335.9 g/t silver, 0.64% copper, 0.79% lead, and 3.1% zinc  (Government of BC, MINFILE No 104B 377). Historic drilling has tested the known mineralization down to depths of only about 160 m. The mineralization is thus open along strike in both directions, and at depth.

The 2010 Geological mapping and prospecting programs are designed to verify several geophysical electromagnetic anomalies identified by an earlier Aeroquest AEM survey. The exploration program is being carried out under the supervision of Murray Jones, P. Geo. of Equity Exploration Consultants Ltd. Mr. Jones is a Qualified Person as defined under the terms of National Instrument 43-101.

PFN has also entered into the second year of a Public Geoscience Partnership agreement with the Geological Survey Branch (GSB) of the BC Ministry of Energy, Mines and Petroleum Resources. Under this agreement, two senior geologists from the GSB will complete geological mapping and sampling on the Rock and Roll Project, as well as in the district as a whole as part of the Iskut River Regional Mapping Project. The goal of this work is to define the age and stratigraphic association of the host rocks to the Black Dog and SRV mineralization, and to evaluate the potential for this type of mineralization elsewhere on the property and throughout the district. The results of this study will be published on an ongoing basis through various publications of the GSB, including the annual review of fieldwork.

Pacific North West Capital has carried out approximately $450,000 of exploration on Rock and Roll Project to date. This work involves initial drill tests on the Black Dog Zone and its extension. 2009 drilling program consisted of a total of 540 meters of core drilling completed in five holes. The first four holes were designed to test gaps in the historic drilling on the Black Dog Zone in order to establish the degree of continuity of the mineralization and to confirm the historic geological model. Each of the infill drill holes encountered the target mineralization, confirming the continuity of the sulphide lenses and the validity of previous geological interpretations.

The final drill hole of the program tested a strong electromagnetic anomaly that may represent the westward continuation of the Black Dog Zone. Drilling at this location encountered minor sulphide mineralization near the bottom of the hole, but failed to return any significant assays. (see December 16th, 2009 Press Release).

About the Rock and Roll Property

The Rock and Roll Project is under option from Equity Exploration Consultants Ltd., First Fiscal Enterprises Ltd. and Pamicon Developments Ltd. Under the terms of the option agreement, PFN can earn a 100% interest in the property over a four year period by completing $2,000,000 in exploration expenditures, paying $130,000 and providing a total of 600,000 PFN shares to the vendors. The property consists of 11 claims totalling 4244 ha (10,487 acres) and is located in the Liard Mining District approximately 9 km west of the Bronson airstrip and exploration camp in northern British Columbia.

Pacific North West Capital has fulfilled its obligations as outlined in the agreement. As of the date hereof the company has paid $30,000 and has issued 100,000 shares to Equity Exploration Consultants Ltd, First Fiscal Enterprises Ltd. and Pamicon Developments Ltd.

Qualified Person Statement

This news release has been reviewed and approved for technical content by Murray Jones, P. Geo.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Linda Holmes, Corporate Secretary

Telephone:  250-404-0310      Facsimile:  604-685-6550

Item 9: Date of Report

August 30, 2010